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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 5)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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      This  Amendment No. 5 amends the Tender Offer  Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's Offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), at $17.00 per Share net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

            The Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time, on Thursday, April 1, 1999 has been extended to 12:00 midnight, New York City time, on Friday, April 16, 1999, unless the Offer is further extended.

            In addition, on April 2, 1999, Royal Philips issued a press release announcing the extension of the Expiration Date, which is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended to add the following:

(a)(11) Press release issued by Royal Philips, dated April 2, 1999, announcing the extension of the Expiration Date.








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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 1999

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                       By: /s/  GUIDO R.C. DIERICK
                                          -------------------------------------
                                          Name:  Guido R.C. Dierick
                                          Title: Director and Deputy Secretary


                                       KPE ACQUISITION INC.



                                       By: /s/  BELINDA CHEW
                                          -------------------------------------
                                          Name:  Belinda Chew
                                          Title: Vice President



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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------

(a)(11) Press release issued by Royal Philips, dated April 2, 1999, announcing the extension of the Expiration Date.



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